Tone in Twenty
                          201 Las Vegas Blvd. S.
                          Las Vegas, NV  89101
                        Telephone:  (702) 604-7038


February 5, 2008


VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Daniel H. Morris
            Attorney-Advisor

Re:  Tone in Twenty, Inc.
     Amendment No. 2 to Registration Statement on Form SB-2
     File No. 333-147111
     Filed on December 28, 2007

Dear Mr. Morris:

On behalf of Tone in Twenty, we respectfully acknowledge the Staff's comments in your letter dated January 17, 2008, concerning our SB-2 Registration Statement. A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by our response to such comment.

Please note, as required by Item 310(g) of Regulation SB, we have updated our Registration Statement to include both our August 31, 2007 year-end financials and our interim financial statements for the quarter ending November 30, 2007.


Our Company, page 3
-------------------

1. Please delete the comparison to traditional physical training as it is unclear what other types of training you are referring to. Discussion of any benefits of isometric techniques should be stated as a belief.

RESPONSE: We respectfully note the Staff's comment. We have deleted the comparison reference to traditional physical training and we have added the language that it is management's belief concerning our discussion of isometric techniques.


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2.  We note your response to prior comment 4.  Please describe in greater detail the resistance force used to strengthen muscles. For instance, does isometric training involve the use of free weights or weight machines? What is the resistance force? Is it a certain type of equipment?

RESPONSE: We respectfully note the Staff's comment. In response to your comment, we have provided added disclosure that that resistance force is pneumatic air pressure pumped into the equipment, whereby the greater the muscle force exerted against the isometric equipment results in greater counter-balancing force.

Description of Business, page 17
--------------------------------

3. It is unclear what is meant by the quoted language in this section. What is meant by 20-30 pounds of muscle being generated from the heavier loads? Please add more of an explanation regarding isometrics systems and clarify what information regarding isometrics systems that you agree with.

RESPONSE: We respectfully note the Staff's comment. After reading your comment, we spent considerable time, researching the source of this belief by management. As stated in the document, we quoted Wikipedia.org. Upon deeper research, we discovered Wikipedia.org based these numbers on testimonials from an article written by John Little and Pete Sisco. These authors based their findings on unscientific anecdotal information. With a view towards improved disclosure, and in order to avoid any confusion, we have eliminated this reference and provided added disclosure based on management's belief.

Intellectual Property, page 20
------------------------------

4. We are not sure what you mean when you refer to "the non-patentable technology of... Mr. Harper." Please clearly describe the technology developed by Mr. Harper. Further, it is unclear whether the isometric equipment used by your company is in fact patented or manufactured by other parties. Please explain.

RESPONSE: We respectfully note the Staff's comment. The isometric equipment was not developed by Mr. Harper, the equipment was manufactured by other parties. We have deleted the reference that the technology was developed by Mr. Harper and we have clarified in this disclosure that Mr. Harper has developed training techniques to utilize this equipment.

5. Clarify how Mr. Harper acquired the isometric training equipment used by your company. For instance, is Mr. Harper purchasing the equipment from a third party or is he developing the equipment himself? If the equipment was purchased by the company or acquired by some other means, please explain. Address any potential financing needs for research and development, if Mr. Harper or the company is developing the equipment, and if applicable.

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RESPONSE:  We respectfully note the Staff's comment.  We have added the disclosure that Mr. Harper purchased the isometric training equipment from a third party. Since the equipment was purchased and not developed by Mr. Harper, there is no need to address any potential financing needs for research and development of this equipment.


Selling Shareholders, page 31
-----------------------------

6. While we note your response to prior comment 11, we re-issue the comment. The selling shareholder disclosure should set forth the number of shares that will be held by selling shareholders upon completion of the offering, not following effectiveness of the registration statement. Refer to Item 507 of Regulation S-B. It appears that the "Total Shares to be Owned Upon Completion of this Offering" should be 0. Please revise accordingly.

RESPONSE: We respectfully note the Staff's comment. We have revised the table to reflect "0" in the column entitled "Total Shares to be Owned Upon Completion of this Offering."


We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Respectfully yours,

Tone in Twenty

By:   /s/ John Dean Harper
---------------------------------
          John Dean Harper
          Chief Executive Officer












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